Delisting Determination,The Nasdaq Stock Market, LLC,
April 29, 2010, La Jolla Pharmaceutical Company. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of La Jolla Pharmaceutical Company (the Company), effective at the opening of the trading session on May 10, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5110(a) and 5100. The Company was notified of the Staffs determination on January 19, 2010.
The Company requested a review of that determation by the Hearings Panel. Upon review of the information provided by the Company, the Panel issed a decision dated March 2, 2010, which notified the Company that trading in the Companys securities would be suspended on March 4, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 16, 2010.